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                        GYRODYNE COMPANY OF AMERICA, INC.
                                 102 FLOWERFIELD
                               ST. JAMES NY 11780
                     TEL: (631) 584-5400 FAX: (631) 584-7075



                                            GYRODYNE COMPANY OF AMERICA, INC.
                                            HAS CLAIMED CONFIDENTIAL TREATMENT
                                            OF PORTIONS OF THIS LETTER IN
                                            ACCORDANCE WITH 17 C.F.R. SS. 200.83






February 14, 2006

Mr. Howard Efron
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:      GYRODYNE COMPANY OF AMERICA, INC.
         FILE NO. 0-01684
         FORM 10-KSB FOR THE YEAR ENDED APRIL 30, 2005
         FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2005

Dear Mr. Efron:

Pursuant to our telephone conversation on Friday February 3, 2006, and in response to your letter dated January 31, 2006, please review the following response.

1. On August 8, 2002, we completed a sale of approximately twelve acres of property and certain buildings to a former tenant, for a gross sales price of approximately $5,400,000. Upon closing, we received approximately $3,600,000 in cash and a $1,800,000 note with a maturity date of August 8, 2005 secured by a mortgage on the property, and a limited personal guaranty of $1,400,000 by the principal of the purchaser. The note bore interest at 5% per annum and required quarterly interest only payments until maturity. The profit on the sale was approximately $4,700,000, of which $1,570,000 was deferred and accounted for under the installment method in accordance with Statement of Financial Accounting Standard ("SFAS") No. 66 "Accounting for Sales of Real Estate."


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                                            GYRODYNE COMPANY OF AMERICA, INC.
                                            HAS CLAIMED CONFIDENTIAL TREATMENT
                                            OF PORTIONS OF THIS LETTER IN
                                            ACCORDANCE WITH 17 C.F.R. SS. 200.83


Mr. Howard Efron
February 14, 2006
Page 2


We refer the Staff to the following guidance from SFAS No. 66, we considered in determining our accounting for this transaction.

     o Paragraph 3 of SFAS No. 66 states that profit can be recognized in full when real estate is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit. Unless both conditions exist, recognition of all or part of the profit shall be postponed. Recognition of all of the profit at the time of sale or at some later date when both conditions exist is referred to as the FULL ACCRUAL METHOD in this Statement.

     o Paragraph 4 of SFAS No. 66 states that collectibility of the sales price is demonstrated by the buyer's commitment to pay, which in turn is supported by substantial initial and continuing investments that give the buyer a stake in the property sufficient that the risk of loss through default motivates the buyer to honor its obligation to the seller. Collectibility shall also be assessed by considering factors such as the credit standing of the buyer, age and location of the property, and adequacy of cash flow from the property.

     o Paragraph 5 of SFAS No. 5 states that profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:

          a.   A sale is consummated.
          b. The buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
          c.   The seller's receivable is not subject to future subordination.
          d. The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

     o Paragraph 11 of SFAS No. 66 discusses the buyer's initial and continuing investment, and states that the buyer's initial investment shall be adequate to demonstrate the buyer's commitment to pay for the property and shall indicate a reasonable likelihood that the seller will collect the receivable. Lending practices of independent established lending institutions provide a reasonable basis for assessing the collectibility of receivables from buyers of real estate.


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Although the buyer's initial investment in the property was significant
(approximately 67% of the sales price), given the fact that the entire note receivable balance was due and payable three years from the sale date, we were unable to conclude that collectibility of the note receivable was reasonably assured at the date of the transaction. In addition, there were no events in the subsequent periods that led to our changing or accelerating recognition of the deferred gain.

We considered the following when reaching our conclusion:

     1. Collectibility of the receivable was dependent upon the adequacy of the cash flows from the business operating on the property. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
     2. The extended repayment terms of the principal amount of the note increased the risk that the note may not be collected in full (3 year period).
     3. Due to the extended payment period, we did not believe we could accurately estimate the potential uncollectible portion of the note.
     4. We evaluated the limited personal guarantee of the principal of the purchaser and obtained an unaudited net worth statement of the guarantor. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

We did not believe that collectibility of the note receivable was reasonably assured, and the buyers' initial investment did not meet the criteria specified in Paragraph 11 to allow recognition of profit under the full accrual method, and as such we accounted for the sale in accordance with Paragraph 22 of SFAS No. 66 and applied the installment method.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the above referenced filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen V. Maroney

Stephen V. Maroney
President, Chief Executive Officer and Chief Financial Officer

cc:    Andrew J. Vuono, CPA, Holtz Rubenstein Reminick LLP
       Alon Y. Kapen, Esq., Farrell Fritz, P.C.